UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. __)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  RENOVIS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    759885106
                                 (CUSIP Number)


                                  March 2, 2006
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  759885106                                          Page 2 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Alta Partners
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                          -0-
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                 1,041,112
Person With                       Please see Attachment A

                      (7)      Sole Dispositive Power                     -0-

                      (8)      Shared Dispositive Power            1,041,112
                                Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,041,112         EXIT FILING ----  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.59%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  759885106                                         Page 3 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Alta Partners II, Inc.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                          -0-
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                 1,041,112
Person With                      Please see Attachment A

                      (7)      Sole Dispositive Power                     -0-

                      (8)      Shared Dispositive Power            1,041,112
                                 Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,041,112         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.59%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759885106                                           Page 4 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Alta California Partners II,  L. P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                          -0-
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                 1,041,112
Person With                        Please see Attachment A

                      (7)      Sole Dispositive Power                     -0-

                      (8)      Shared Dispositive Power            1,041,112
                                  Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,041,112         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.59%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

CUSIP No. 759885106                                           Page 5 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Alta California Management Partners II, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                          -0-
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                 1,041,112
Person With                        Please see Attachment A

                      (7)      Sole Dispositive Power                     -0-

                      (8)      Shared Dispositive Power            1,041,112
                                   Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,041,112         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.59%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)  Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 759885106                                           Page 6 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Alta Embarcadero Partners II, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                          -0-
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                 1,041,112
Person With                         Please see Attachment A

                      (7)      Sole Dispositive Power                     -0-

                      (8)      Shared Dispositive Power            1,041,112
                                 Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,041,112         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.59%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 759885106                                           Page 7 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Alta BioPharma Partners II, L.P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                          -0-
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                 1,041,112
Person With                         Please see Attachment A

                      (7)      Sole Dispositive Power                     -0-

                      (8)      Shared Dispositive Power            1,041,112
                                  Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,041,112         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.59%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

CUSIP No. 759885106                                           Page 8 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Alta BioPharma Management II,  LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                          -0-
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                 1,041,112
Person With                         Please see Attachment A

                      (7)      Sole Dispositive Power                     -0-

                      (8)      Shared Dispositive Power            1,041,112
                                   Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,041,112         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.59%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 759885106                                           Page 9 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Alta Embarcadero BioPharma Partners II, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                         -0-
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                 1,041,112
Person With                       Please see Attachment A

                      (7)      Sole Dispositive Power                    -0-

                      (8)      Shared Dispositive Power            1,041,112
                                 Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,041,112         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.59%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 759885106                                          Page 10 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Farah Champsi
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
                                  & Footnote 1

Number Of Shares      (5)      Sole Voting Power                      45,088
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                   392,857
Person With                       Please see Attachment A

                      (7)      Sole Dispositive Power                 45,088

                      (8)      Shared Dispositive Power              392,857
                                  Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         437,945  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         1.51%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759885106                                          Page 11 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Jean Deleage
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                       1,066
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                 1,041,112
Person With                      Please see Attachment A

                      (7)      Sole Dispositive Power                  1,066

                      (8)      Shared Dispositive Power            1,041,112
                                 Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,042,178    Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.59%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759885106                                          Page 12 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Garrett Gruener
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                         -0-
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                    648,255
Person With                       Please see Attachment A

                      (7)      Sole Dispositive Power                    -0-

                      (8)      Shared Dispositive Power              648,255
                                  Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         648,255           Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.23%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759885106                                          Page 13 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Daniel Janney
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                         482
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                   640,168
Person With                       Please see Attachment A

                      (7)      Sole Dispositive Power                    482

                      (8)      Shared Dispositive Power               640,168
                                  Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         640,650  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.21%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759885106                                          Page 14 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Alix Marduel
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                       2,839
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                 1,041,112
Person With                       Please see Attachment A

                      (7)      Sole Dispositive Power                  2,389

                      (8)      Shared Dispositive Power            1,041,112
                                  Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,043,951         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.60%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759885106                                          Page 15 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Guy Nohra
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A

Number Of Shares      (5)      Sole Voting Power                          -0-
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                   648,255
Person With                      Please see Attachment A

                      (7)      Sole Dispositive Power                     -0-

                      (8)      Shared Dispositive Power              648,255
                                Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         648,255           Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.23%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 759885106                                          Page 16 of 23 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
      Above Persons

         Edward Penhoet
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a)
                                                                      (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                    EXIT FILING ---- Please see Attachment A
                                 and Footnote 2

Number Of Shares      (5)      Sole Voting Power                     147,059
Beneficially Owned
By Each Reporting     (6)      Shared Voting Power                   378,918
Person With                        Please see Attachment A

                      (7)      Sole Dispositive Power                147,059

                      (8)      Shared Dispositive Power              378,918
                                 Please see Attachment A

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         525,977           Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         1.81%           Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)      Name of Issuer: Renovis, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  Two Corporate Drive
                  South San Francisco, CA 94080

Item 2.

(a)      Name of Person Filing:

         Alta Partners ("AP")
         Alta Partners II, Inc. ("AP II")
         Alta California Partners II, L.P. ("ACPII")
         Alta California Management Partners II, LLC ("ACMPII")
         Alta Embarcadero Partners II, LLC ("AEPII")
         Alta BioPharma Partners II, L.P. ("ABP II")
         Alta BioPharma Management II, LLC ("ABPM II")
         Alta Embarcadero BioPharma Partners II, LLC ("AEBP II")
         Farah Champsi ("FC")
         Jean Deleage ("JD")
         Garrett Gruener ("GG")
         Daniel Janney ("DJ")
         Alix Marduel ("AM")
         Guy Nohra ("GN")
         Edward Penhoet ("EP")

 (b)     Address of Principal Business Office:

         One Embarcadero Center, Suite 3700
         San Francisco, CA  94111

 (c)     Citizenship/Place of Organization:


         Entities:         AP               California
                           AP II            California
                           ACPII            Delaware
                           ACMPII           Delaware
                           AEPII            California
                           ABPII            Delaware
                           ABPMII           Delaware
                           AEBPII           California

         Individuals:      FC               United States
                           JD               United States
                           GG               United States
                           DJ               United States
                           AM               United States
                           GN               United States
                           EP               United States

(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:  759885106

Item 3.  Not applicable.

Item 4         Ownership.

                                     EXIT FILING ---- Please see Attachment A
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
                               AP        AP II        ACPII       ACMPII       AEPII        ABP II        ABPMII
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(a)     Beneficial         1,041,112   1,041,112    1,041,112   1,041,112    1,041,112     1,041,112    1,041,112
        Ownership
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(b)     Percentage of        3.59%       3.59%        3.59%       3.59%        3.59%         3.59%        3.59%
        Class
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(c)     Sole Voting Power     -0-         -0-          -0-         -0-          -0-           -0-          -0-
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared Voting      1,041,112   1,041,112    1,041,112   1,041,112    1,041,112     1,041,112    1,041,112
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Sole Dispositive      -0-         -0-          -0-         -0-          -0-           -0-          -0-
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared             1,041,112   1,041,112    1,041,112   1,041,112    1,041,112     1,041,112    1,041,112
        Dispositive Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
                             AEBPII        FC          JD           GG           DJ           AM            GN
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(a)     Beneficial         1,041,112    437,945     1,042,178    648,255      640,650      1,043,951     648,255
        Ownership
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(b)     Percentage of        3.59%       1.51%        3.59%       2.23%        2.21%         3.60%        2.23%
        Class
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(c)     Sole Voting Power     -0-        45,088       1,066        -0-          482          2,839         -0-
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared Voting      1,041,112     392,857    1,041,112    648,255       640,168     1,041,112     648,255
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Sole Dispositive      -0-         45,088      1,066        -0-           482         2,839         -0-
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared             1,041,112     392,857    1,041,112    648,255       640,168     1,041,112     648,255
        Dispositive Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
                               EP
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(a)     Beneficial          525,977
        Ownership
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(b)     Percentage of        1.81%
        Class
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
(c)     Sole Voting Power   147,059
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared Voting       378,918
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Sole Dispositive    147,059
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------
        Shared              378,918
        Dispositive Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ -------------

Item 5.        Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group

No   reporting   person  is  a  member  of  a  group  as   defined   in  Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:       Joint Filing Statement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 10, 2006

ALTA PARTNERS                                               ALTA CALIFORNIA PARTNERS II, L.P.

                                                            By:  Alta California Management Partners II, LLC,
                                                                       Its General Partner

By:      /s/ Jean Deleage                                   By:      /s/ Jean Deleage
   -------------------------------                              -----------------------------------
         Jean Deleage, President                                    Jean Deleage, Member


ALTA CALIFORNIA MANAGEMENT PARTNERS II, LLC                 ALTA EMBARCADERO PARTNERS II, LLC



By:      /s/ Jean Deleage                                   By:      /s/ Jean Deleage
   -------------------------------                              -----------------------------------
         Jean Deleage, Member                                    Jean Deleage, Member

ALTA  PARTNERS II, INC.

By:      /s/ Jean Deleage
   -------------------------------
         Jean Deleage, President

ALTA BIOPHARMA PARTNERS II, L.P.                            ALTA BIOPHARMA MANAGEMENT II, LLC
By: Alta BioPharma Management II, LLC


By:      /s/ Farah Champsi                                  By:      /s/ Farah Champsi
   -------------------------------                              -----------------------------------
         Farah Champsi, Managing Director                          Farah Champsi, Managing Director

ALTA EMBARCADERO BIOPHARMA PARTNERS II, LLC


By:      /s/ Farah Champsi                                           /s/ Alix Marduel
   -------------------------------                              -----------------------------------
         Farah Champsi, Manager                                     Alix Marduel


         /s/ Jean Deleage                                            /s/ Guy Nohra
   -------------------------------                              -----------------------------------
         Jean Deleage                                              Guy Nohra


         /s/ Garrett Gruener                                         /s/ Farah Champsi
   -------------------------------                              -----------------------------------
         Garrett Gruener                                            Farah Champsi

         /s/ Daniel Janney                                           /s/ Edward Penhoet
   -------------------------------                              -----------------------------------
         Daniel Janney                                                 Edward Penhoet

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

Date:    March 10, 2006

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. ALTA PARTNERS ALTA CALIFORNIA PARTNERS II, L.P.

                                                            By:  Alta California Management Partners II, LLC,
                                                                       Its General Partner

By:      /s/ Jean Deleage                                   By:      /s/ Jean Deleage
   -------------------------------                              -----------------------------------
         Jean Deleage, President                                       Jean Deleage, Member


ALTA CALIFORNIA MANAGEMENT PARTNERS II, LLC                 ALTA EMBARCADERO PARTNERS II, LLC



By:      /s/ Jean Deleage                                   By:      /s/ Jean Deleage
   -------------------------------                              -----------------------------------
         Jean Deleage, Member                                       Jean Deleage, Member

ALTA  PARTNERS II, INC.

By:      /s/ Jean Deleage
   -------------------------------
         Jean Deleage, President

ALTA BIOPHARMA PARTNERS II, L.P.                            ALTA BIOPHARMA MANAGEMENT II, LLC
By: Alta BioPharma Management II, LLC


By:      /s/ Farah Champsi                                  By:      /s/ Farah Champsi
   -------------------------------                              -----------------------------------
         Farah Champsi, Managing Director                       Farah Champsi, Managing Director

ALTA EMBARCADERO BIOPHARMA PARTNERS II, LLC


By:      /s/ Farah Champsi                                           /s/ Alix Marduel
   -------------------------------                              -----------------------------------
         Farah Champsi, Manager                                       Alix Marduel


         /s/ Jean Deleage                                            /s/ Guy Nohra
   -------------------------------                              -----------------------------------
         Jean Deleage                                                  Guy Nohra


         /s/ Garrett Gruener                                         /s/ Farah Champsi
   -------------------------------                              -----------------------------------
         Garrett Gruener                                               Farah Champsi

         /s/ Daniel Janney                                           /s/ Edward Penhoet
   -------------------------------                              -----------------------------------
         Daniel Janney                                                 Edward Penhoet

                                  Attachment A

                                   EXIT FILING

Alta Partners provides investment advisory services to several venture capital funds including Alta California Partners II, L.P. and Alta Embarcadero Partners II, LLC. On 3/2/2006, Alta California Partners II, L.P. sold 323,297 shares of Common Stock and Alta Embarcadero Partners II, LLC sold 4,085 shares of Common Stock. As a result of the stock sale, California Partners II, L.P. beneficially owns 640,168 shares of Common Stock and Alta Embarcadero Partners II, LLC beneficially owns 8,087 shares of Common Stock. The general partner of Alta California Partners II L.P. and members of Alta Embarcadero Partners II, LLC exercise sole voting and investment power with respect to the shares owned by such funds.

Certain principals of Alta Partners are members of Alta California Management Partners II, LLC (which is the general partner of Alta California Partners II, L.P.) and members of Alta Embarcadero Partners II, LLC. As members of such entities, they may be deemed to share voting and investment powers over the shares held by such funds. The principals of Alta Partners disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Alta Partners II, Inc. provides investment advisory services to several venture capital funds including Alta BioPharma Partners II, L.P. and Alta Embarcadero BioPharma Partners II, LLC. On 3/2/2006, Alta BioPharma Partners II, L.P. sold 287,058 shares of Common Stock, and Alta Embarcadero BioPharma Partners II, LLC sold 10,560 shares of Common Stock. As a result of the stock sale Alta BioPharma Partners II, L.P. now beneficially owns 378,918 shares of Common Stock and Alta Embarcadero BioPharma Partners II, LLC beneficially owns 13,939 shares Common Stock. The managing directors of Alta BioPharma Partners II, L.P. and managers of Alta Embarcadero BioPharma Partners II, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners II, Inc. are managing directors of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and managers of Alta Embarcadero BioPharma Partners II, LLC. As managing directors and managers of such entities, they may be deemed to share voting and investment powers over the shares beneficially held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Ms. Farah Champsi is a managing director of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and a manager of Alta Embarcadero BioPharma Partners II, LLC. Thus she currently shares voting and dispositive powers over the 378,918 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P. and the 13,939 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC. She disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of her proportionate pecuniary interests therein. She directly owns 45,088 shares of Common Stock.

Mr. Jean Deleage, is a managing director of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.), a manager of Alta Embarcadero BioPharma Partners II, LLC, a member of Alta California Management Partners II, LLC (which is the general partner of Alta California Partners II, L.P.), and a member of Alta Embarcadero Partners II, LLC. Thus he currently shares voting and dispositive powers over the 640,168 shares of Common Stock beneficially owned by Alta California Partners II, L.P., the 8,087 shares beneficially owned by Alta Embarcadero Partners II, LLC, the 378,918 shares beneficially owned by Alta BioPharma Partners II, L.P., and the 13,939 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. He directly owns 1,066 shares of Common Stock.

Page 1 of 2 of Attachment A

Mr. Garrett Gruener is a member of Alta California Management Partners II, LLC (which is the general partner of Alta California Partners II, L.P.) and a member of Alta Embarcadero Partners II, LLC Thus he currently shares voting and dispositive powers over the 640,168 shares of Common Stock beneficially owned by Alta California Partners II, L.P. and the 8,087 shares of Common Stock beneficially owned by Alta Embarcadero Partners II, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Mr. Daniel  Janney is a member of Alta  California  Management  Partners II, LLC
(which is the general partner of Alta California Partners II, L.P.). Thus he currently shares voting and dispositive powers over the 640,168 shares of Common Stock beneficially owned by Alta California Partners II, L.P. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. He directly owns 482 shares of Common Stock.

Dr. Alix Marduel is a member of Alta California Management Partners II, LLC (which is the general partner of Alta California Partners II, L.P.), a member of Alta Embarcadero Partners II, LLC, a managing director of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and a manager of Alta Embarcadero BioPharma Partners II, LLC. Thus she currently shares voting and dispositive powers over the 640,168 shares of Common Stock beneficially owned by Alta California Partners II, L.P., 8,087 shares of Common Stock beneficially owned by Alta Embarcadero Partners II, LLC, the 378,918 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P. and the 13,939 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners II, LLC. She disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of her proportionate pecuniary interests therein. She directly owns 2,839 shares of Common Stock.

Mr. Guy Nohra is a member of Alta California Management II, LLC (which is the general partner of Alta California Partners II, L.P.) and a member of Alta Embarcadero Partners II, LLC. Thus he currently shares voting and dispositive powers over the 640,168 shares of Common Stock beneficially owned by Alta California Partners II, L.P. and the 8,087 shares of Common Stock beneficially owned by Alta Embarcadero Partners II, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Mr. Edward Penhoet, Director, is a director of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and a limited partner of Alta BioPharma Partners II, L.P. Thus he currently shares voting and dispositive powers over the 378,918 shares of Common Stock beneficially owned by Alta BioPharma Partners II, L.P. He is an affiliate of Alta Partners, but does not have voting or investment powers over the funds held by Alta California Partners II, L.P. or Alta Embarcadero Partners II, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. He directly owns 75,949 shares of Common Stock. In addition, he holds stock options for 71,110 shares of Common Stock; of which 22,222 shares were granted 2/9/05, 4,444 shares were granted 8/9/00 and 44,444 shares were granted on 9/24/03. The vesting schedule for the Stock Options is 1/48 of the shares vest monthly over a four year period beginning on the date of grant.

Alta Partners and Alta Partners II, Inc. are venture capital firms that share an office in San Francisco. Alta Partners is California Corporation. Alta Partners II, Inc. is a California Corporation. Alta California Partners II, L.P. is a Delaware Limited Partnership, Alta Embarcadero Partners II, LLC is a California Limited Liability Company, Alta BioPharma Partners II, L.P. is a Delaware
Limited Partnership, and Alta Embarcadero BioPharma Partners II, LLC is a California Limited Liability Company.

                                                     Page 2 of 2 of Attachment A